UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         BONNEVILLE PACIFIC CORPORATION
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                         (Title of class of securities)


                                   098904-10-5
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
   (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 7, 1998
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.     Wexford Special Situations 1996, LP
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group        (a) [x]
         (See Instructions)                                      (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                      WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                [  ]


6.       Citizenship or Place of Organization                   Delaware



Number of Shares    7.  Sole Voting Power                                      0
Beneficially
Owned by Each       8.  Shared Voting Power (see Item 5 below)           371,056
Reporting
Person With         9.  Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      371,056

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  371,056


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11                  3.2%


14.      Type of Reporting Person (See Instructions)                          PN

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.                  Wexford Special Situations
                                                      1996 Institutional, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares    7.  Sole Voting Power                                      0
Beneficially
Owned by Each       8.  Shared Voting Power (see Item 5 below)            66,750
Reporting
Person With         9.  Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)       66,750

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   66,750

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.6%


14.      Type of Reporting Person (See Instructions)                          PN

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.                  Wexford Special Situations
                                                      1996 Limited

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



Number of Shares       7.  Sole Voting Power                                   0
Beneficially
Owned by Each          8.  Shared Voting Power (see Item 5 below)         17,913
Reporting
Person With            9.  Sole Dispositive Power                              0

                      10.  Shared Dispositive Power (see Item 5 below)    17,913

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   17,913

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.2%


14.      Type of Reporting Person (See Instructions)                          CO

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.   Wexford-Euris Special Situations 1996, LP

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares     7.   Sole Voting Power                                    0
Beneficially
Owned by Each        8.   Shared Voting Power (see Item 5 below)          96,781
Reporting
Person With          9.   Sole Dispositive Power                               0

                    10.   Shared Dispositive Power (see Item 5 below)     96,781

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   96,781

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.8%


14.      Type of Reporting Person (See Instructions)                          PN

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.                      Wexford Management LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                        Connecticut


Number of Shares     7.  Sole Voting Power                                     0
Beneficially
Owned by Each        8.  Shared Voting Power (see Item 5 below)          552,500
Reporting
Person With          9.  Sole Dispositive Power                                0

                     10. Shared Dispositive Power (see Item 5 below)     552,500

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  552,500


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 4.8%


14.      Type of Reporting Person (See Instructions)                          OO

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.                       Wexford Advisors, LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares     7.  Sole Voting Power                                     0
Beneficially
Owned by Each        8.  Shared Voting Power (see Item 5 below)          455,719
Reporting
Person With          9.  Sole Dispositive Power                                0

                     10. Shared Dispositive Power (see Item 5 below)     455,719

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  455,719


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 3.9%


14.      Type of Reporting Person (See Instructions)                          OO

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.                 Wexford Euris Advisors, LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares      7.  Sole Voting Power                                    0
Beneficially
Owned by Each         8.  Shared Voting Power (see Item 5 below)          96,781
Reporting
Person With           9.  Sole Dispositive Power                               0

                     10.  Shared Dispositive Power (see Item 5 below)     96,781

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   96,781


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.8%


14.      Type of Reporting Person (See Instructions)                          OO

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



Number of Shares     7.  Sole Voting Power                                     0
Beneficially
Owned by Each        8.  Shared Voting Power (see Item 5 below)          552,500
Reporting
Person With          9.  Sole Dispositive Power                                0

                    10.  Shared Dispositive Power (see Item 5 below)     552,500

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  552,500


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 4.8%


14.      Type of Reporting Person (See Instructions)                          IN

CUSIP No. 098904-10-5


1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



Number of Shares    7. Sole Voting Power                                       0
Beneficially
Owned by Each       8. Shared Voting Power (see Item 5 below)            552,500
Reporting
Person With         9. Sole Dispositive Power                                  0

                   10. Shared Dispositive Power (see Item 5 below)       552,500

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  552,500


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 4.8%


14.      Type of Reporting Person (See Instructions)                          IN

         This  Amendment  No. 1 to Schedule  13D modifies  and  supplements  the
Schedule 13D filed on April 21, 1997 with respect to the common stock, $0.01 par value per share (the "Common Stock"), of BONNEVILLE PACIFIC CORPORATION, a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, such Schedule 13D, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.


         1. Since the filing of Schedule 13D, the Special Funds and the Euris Funds sold the following shares of Common Stock, all of which sales were effected in open market transactions:


                  A.       Wexford Special Situations 1996, LP


Date                        No. of Shares                   Price Per Share
----                        -------------                   ---------------
2/20/98                         33,580                         $1.82
7/12/98                         33,580                          1.66
7/7/98                          67,159                          1.66
                               -------
    Total                      134,319



                  B.       Wexford Special Situations 1996 Institutional, LP


Date                        No. of Shares                   Price Per Share
----                        -------------                   ---------------
2/20/98                         6,041                          $1.82
7/2/98                          6,041                           1.66
7/7/98                         12,082                           1.66
                               ------
    Total                      24,164



                  C.       Wexford Special Situations 1996, LP


Date                        No. of Shares                   Price Per Share
----                        -------------                   ---------------
2/20/98                         1,621                          $1.82
-------                         -----                          -----
7/2/98                          1,620                           1.66
------                          -----                           ----
7/7/98                          3,242                           1.66
------                         ------                           ----
    Total                       6,483

                  D.       Wexford-Euris Special Situations 1996 Limited


Date                        No. of Shares                   Price Per Share
----                        -------------                   ---------------
2/20/98                          8,758                         $1.82
-------                          -----                         -----
7/2/98                           8,759                          1.66
------                           -----                          ----
7/7/98                          17,517                          1.66
------                          ------                          ----
    Total                       35,034



                  As of July 7, 1998, none of the Reporting Persons had beneficial ownership of 5% or more of the Common Stock.


                  As of July 7, 1998, the Reporting Persons may be deemed to have owned beneficially the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 11,500,000 shares of Common Stock outstanding, which, based on certain publicly available information, is the number of shares currently outstanding):


                  1.  Wexford Special Situations 1996, LP
                      (a)      Aggregate number of shares of Common Stock
                               beneficially owned:        371,056
                               Percentage:      3.2%
                      (b)      1.Sole power to vote or to direct vote:       -0-
                               2.Shared power to vote or to direct vote: 371,056 3.Sole power to dispose or to direct the disposition:  -0-
                               4.Shares power to dispose or to direct the
                                 disposition: 371,056
                      (c)      Other than as reported in above,  there were
                               no    transactions    by   Wexford   Special
                               Situations 1996, LP during the past 60 days.
                      (d) The Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e)      Not applicable.


                  2.  Wexford Special Situations 1996 Institutional, LP
                      (a)      Aggregate number of shares of Common Stock
                               beneficially owned:        66,750
                               Percentage:      0.6%
                      (b)      1.Sole power to vote or to direct vote:       -0-
                               2.Shared power to vote or to direct vote: 66,750 3.Sole power to dispose or to direct the disposition:  -0-
                               4.Shares power to dispose or to direct the
                                 disposition: 66,750

                      (c) Other than as reported, above, there were no transactions by Wexford Special Situations 1996 Institutional, L.P. during the past 60 days.
                      (d) The Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                      (e)      Not applicable.

                  3.       Wexford Special Situations 1996 Limited
                           (a)      Aggregate number of shares of Common Stock
                                    beneficially owned:        17,913
                                    Percentage:      0.2%
                           (b) 1.Sole power to vote or to direct vote: -0-2.Shared power to vote or to direct
                                      vote:     17,913
                                    3.Sole power to dispose or to direct the
                                      disposition:  -0-
                                    4.Shares power to dispose or to direct
                                      the disposition:17,913
                           (c) Other than as reported, above, there were no transactions by Wexford Special Situations 1996 Limited during the past 60 days.
                           (d) The Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                           (e)      Not applicable.


                  4.       Wexford-Euris Special Situations 1996, LP
                           (a)      Aggregate number of shares of Common Stock
                                    beneficially owned:        96,781
                                    Percentage:      0.8%
                           (b) 1.Sole power to vote or to direct vote: -0-2.Shared power to vote or to direct
                                      vote:     96,781
                                    3.Sole power to dispose or to direct the
                                      disposition:  -0-
                                    4.Shares power to dispose or to direct
                                      the disposition:96,781
                           (c)      Other than as reported, above, there were no
                                    transactions   by   Wexford-Euris    Special
                                    Situations 1996, LP during the past 60 days.
                           (d) The Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                           (e)      Not applicable.

                  5.       Wexford Advisors LLC
                           (a)      Aggregate number of shares of Common Stock
                                    beneficially owned:        455,719
                                    Percentage:      3.9%
                           (b) 1.Sole power to vote or to direct vote: -0-2.Shared power to vote or to direct
                                      vote:     455,719
                                    3.Sole power to dispose or to direct
                                      the disposition:  -0-
                                    4.Shares power to dispose or to direct
                                      the disposition:455,719
                           (c) Other than as reported, above, there were no transactions by Wexford Advisors LLC during the past 60 days.
                           (d) The Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                           (e)      Not applicable.


                  6.       Wexford-Euris Advisors, LLC
                           (a)      Aggregate number of shares of Common Stock
                                    beneficially owned:        96,781
                                    Percentage:      0.8%
                           (b) 1.Sole power to vote or to direct vote: -0-2.Shared power to vote or to direct
                                      vote:     96,781
                                    3.Sole power to dispose or to direct
                                      the disposition:  -0-
                                    4.Shares power to dispose or to direct
                                      the disposition:96,781
                           (c) Other than as reported, above, there were no transactions by Wexford-Euris Advisors, LLC during the past 60 days.
                           (d) The Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                           (e)      Not applicable.


                  7.       Wexford Management
                           (a)      Aggregate number of shares of Common Stock
                                    beneficially owned:        552,500
                                    Percentage:      4.8%
                           (b) 1.Sole power to vote or to direct vote: -0-2.Shared power to vote or to direct
                                      vote:     552,500
                                    3.Sole power to dispose or to direct
                                      the disposition:  -0-
                                    4.Shares power to dispose or to direct
                                      the disposition:552,500
                           (c) Other than as reported in above, there were no transactions by Wexford Management during the past 60 days.

                           (d) Wexford Management may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of Common Stock.
                           (e)      Not applicable.

                  8.       Charles E. Davidson
                           (a)      Aggregate number of shares of Common Stock
                                    beneficially owned:        552,500
                                    Percentage:      4.8%
                           (b) 1.Sole power to vote or to direct vote: -0-2.Shared power to vote or to direct
                                      vote:     552,500
                                    3.Sole power to dispose or to direct
                                      the disposition:  -0-
                                    4.Shares power to dispose or to direct
                                      the disposition:552,500
                           (c) Other than as reported in above, there were no transactions by Mr. Davidson during the past 60 days.
                           (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
                           (e)      Not applicable.


                  9.       Joseph M. Jacobs
                           (a)      Aggregate number of shares of Common Stock
                                    beneficially owned:        552,500
                                    Percentage:      4.8%
                           (b) 1.Sole power to vote or to direct vote: -0-2.Shared power to vote or to direct
                                      vote:     552,500
                                    3.Sole power to dispose or to direct
                                      the disposition:  -0-
                                    4.Shares power to dispose or to direct
                                      the disposition:552,500
                           (c) Other than as reported in above, there were no transactions by Mr Jacobs during the past 60 days.
                           (d) Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
                           (e)      Not applicable.


                           The  Special  General  Partner  may, by reason of its
                  status as the sole general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership.

                           Wexford  Management  may,  by reason of its status as
                  investment manager to the Special Funds and Euris Fund and as sub-advisor to the Special General Partner on behalf of Wexford Cayman, be deemed to own beneficially the Common Stock of which the Special Funds, Euris Fund and Wexford Cayman possess beneficial ownership.

                           The  Special  General  Partner  may, by reason of its
                  status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman Possesses beneficial ownership.

                           The  Euris  General  Partner  may,  by  reason of its
                  status as the general partner of Euris Fund, be deemed to own beneficially the Common Stock of which the Euris Fund possesses beneficial ownership.

                           Each of Charles E. Davidson and Joseph M. Jacobs may,
                  by reason of his status as a controlling person of the Special General Partner, the Euris General Partner and Wexford Management, be deemed to own beneficially the Common Stock of which the Special Funds, Euris Fund and Wexford Cayman possess beneficial ownership.

                           Each  of  Charles  E.  Davidson,  Joseph  M.  Jacobs,
                  Wexford Management and the Special General Partner shares the power to vote and to dispose of the shares of Common Stock the Special Funds beneficially own.

                           Each  of  Charles  E.  Davidson,  Joseph  M.  Jacobs,
                  Wexford Management and the Euris General Partner shares the power to vote and to dispose of the shares of Common Stock Euris Fund beneficially owns.

                           The  Special  General  Partner  shares  with  Wexford
                  Management and Wexford Cayman the power to vote and to dispose of the shares of Common Stock Wexford Cayman beneficially owns.

                                    * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 1998
WEXFORD SPECIAL SITUATIONS 1996, LP
By:      Wexford Management LLC,
         its investment manager

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD SPECIAL SITUATIONS 1996 INSTITUTIONAL, LP
By:      Wexford Management LLC,
         its investment manager

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD-EURIS SPECIAL SITUATIONS 1996, LP

By:      Wexford Management LLC,
         its investment manager

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD SPECIAL SITUATIONS 1996 LIMITED

By:      Wexford Management LLC,
         its investment sub-advisor

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


WEXFORD MANAGEMENT LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President

WEXFORD ADVISORS, LLC

         By:      /s/Arthur H. Amron
                  -----------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD EURIS ADVISORS, LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


/s/ Charles E. Davidson
-----------------------
Charles E. Davidson


/s/Joseph M. Jacobs
-------------------
Joseph M. Jacobs